EXHIBIT (a)(1)(ix)

February 8, 2007

To Our Shareholders:

We invite you to tender your shares of Atlas America, Inc. common stock for purchase by us. We are offering to purchase up to 1,950,000 shares at a price not greater than $54.00 nor less than $52.00 per share, net to the seller in cash, without interest.

We will select the lowest purchase price that will allow us to buy 1,950,000 million shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not properly withdrawn. We will acquire all shares acquired in the offer at the same purchase price.

Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The offer will expire at 5:00 p.m., New York City time, on Friday, March 9, 2007, unless we extend it.

We are making this offer because we believe that our shares are undervalued in the public market, that investing in our own shares is, therefore, an attractive use of capital and that this offer is consistent with our long-term corporate goal of increasing shareholder value.

Our Board of Directors has approved the offer. However, neither we, our Board of Directors, the Information Agent nor any other person makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price at which shareholders should tender their shares, and none of them have authorized any person to make any recommendation. We urge you to evaluate carefully all information in the offer, to consult with your own investment and tax advisors and to make your own decision whether to tender and, if so, how many shares to tender and the price or prices at which to tender them. We have been advised that none of our directors or executive officers intends to tender any of their shares pursuant to the offer.

We have included a summary of the terms of the offer in the Offer to Purchase. Please read the Offer to Purchase and Letter of Transmittal for more information about the offer.

If you hold shares of Atlas America, Inc. common stock solely through your participation in our Employee Stock Ownership Plan, you have no action to take with respect to this offer. The Employee Stock Ownership Plan trustee will decide on behalf of the plan participants whether or not to tender shares held in the Employee Stock Ownership Plan, as described in Section 3 of the Offer to Purchase.

If you do not wish to participate in this offer, you do not need to take any action. If you do wish to tender your shares, the instructions on how to tender shares are explained in detail in the enclosed materials.

If you have any questions regarding the offer or need assistance in tendering your shares, please contact D.F. King & Co., Inc., the Information Agent for the offer, at (800) 967-7858.

Sincerely,

Atlas America, Inc.
Edward E. Cohen
Chairman, Chief Executive Officer and
President